UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

SHANDA INTERACTIVE ENTERTAINMENT LIMITED

(Name of Issuer)

Ordinary Shares, par value $0.01 per share

(Title of Class of Securities)

81941Q2031

(CUSIP Number)

Tianqiao Chen
Shanda Media Limited
First Step Services Limited
Premium Lead Company Limited
Qian Qian Chrissy Luo
Silver Rose Investment Limited
Crystal Day Holdings Limited
Fortune Capital Holdings Enterprises Limited
Danian Chen
Shanda Investment International Ltd.
c/o Tianqiao Chen
Unit 403A, 4/F Golden Center
188 Des Voeux Road Central
Hong Kong
Telephone: +852 2851 0177

With a copy to:
Ling Huang, Esq.
Shearman & Sterling LLP
12th Floor East Tower, Twin Towers
B-12 Jianguomenwai Dajie
Beijing 100022, People’s Republic of China
Telephone: +86 10 5922 8000

(Name, Address and Telephone Number of Person Authorized
 to Receive Notices and Communications)

November 22, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1           This CUSIP number applies to the Issuer’s American Depositary Shares, each of which represents two ordinary shares.

SCHEDULE 13D

CUSIP No. 81941Q203	Page 2 of 16 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Tianqiao Chen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF, PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 60,000,000 Ordinary Shares 2
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 60,000,000 Ordinary Shares 2
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 60,000,000 Ordinary Shares 2
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.4% 3
14		TYPE OF REPORTING PERSON (See Instructions) IN

2	Solely as the sole shareholder of Shanda Media Limited.

3	Based on 108,335,894 Ordinary Shares outstanding as of November 21, 2011.

SCHEDULE 13D

CUSIP No. 81941Q203	Page 3 of 16 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Shanda Media Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF, PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 60,000,000 Ordinary Shares 4
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 60,000,000 Ordinary Shares 4
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 60,000,000 Ordinary Shares 4
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.4% 5
14		TYPE OF REPORTING PERSON (See Instructions) CO

4	Solely as a holder of 60% of the shares of First Step Services Limited.

5	Based on 108,335,894 Ordinary Shares outstanding as of November 21, 2011.

SCHEDULE 13D

CUSIP No. 81941Q203	Page 4 of 16 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) First Step Services Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF, PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 60,000,000 Ordinary Shares 6
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 60,000,000 Ordinary Shares 6
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 60,000,000 Ordinary Shares 6
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.4% 7
14		TYPE OF REPORTING PERSON (See Instructions) CO

6	Solely as a holder of 60% of the shares of Premium Lead Company Limited.

7	Based on 108,335,894 Ordinary Shares outstanding as of November 21, 2011.

SCHEDULE 13D

CUSIP No. 81941Q203	Page 5 of 16 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Premium Lead Company Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF, PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 60,000,000 Ordinary Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 60,000,000 Ordinary Shares
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 60,000,000 Ordinary Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.4% 8
14		TYPE OF REPORTING PERSON (See Instructions) CO

8	Based on 108,335,894 Ordinary Shares outstanding as of November 21, 2011.

SCHEDULE 13D

CUSIP No. 81941Q203	Page 6 of 16 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Qian Qian Chrissy Luo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF, PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 14,392,750 Ordinary Shares 9
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 14,392,750 Ordinary Shares 9
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,392,750 Ordinary Shares 9
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.3% 10
14		TYPE OF REPORTING PERSON (See Instructions) IN

9
Solely as the sole shareholder of Silver Rose Investment Limited (these shares are held by Qian Qian Chrissy Luo as legal guardian for her two minor children) and the sole shareholder of Fortune Capital Holdings Enterprises Limited.

10	Based on 108,335,894 Ordinary Shares outstanding as of November 21, 2011.

SCHEDULE 13D

CUSIP No. 81941Q203	Page 7 of 16 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Silver Rose Investment Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF, PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,938,212 Ordinary Shares 11
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,938,212 Ordinary Shares 11
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,938,212 Ordinary Shares 11
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.0% 12
14		TYPE OF REPORTING PERSON (See Instructions) CO

11	Solely as the sole shareholder of Crystal Day Holdings Limited.

12	Based on 108,335,894 Ordinary Shares outstanding as of November 21, 2011.

SCHEDULE 13D

CUSIP No. 81941Q203	Page 8 of 16 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Crystal Day Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF, PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,938,212 Ordinary Shares 13
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,938,212 Ordinary Shares 13
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,938,212 Ordinary Shares 13
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.0% 14
14		TYPE OF REPORTING PERSON (See Instructions) CO

13	Consists of 11,922,412 Ordinary Shares and 7,900 ADSs.

14	Based on 108,335,894 Ordinary Shares outstanding as of November 21, 2011.

SCHEDULE 13D

CUSIP No. 81941Q203	Page 9 of 16 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Fortune Capital Holdings Enterprises Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF, PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,454,538 Ordinary Shares 15
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,454,538 Ordinary Shares 15
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,454,538 Ordinary Shares 15
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.3% 16
14		TYPE OF REPORTING PERSON (See Instructions) CO

15	Represented by 1,227,269 ADSs held directly by Fortune Capital Holdings Enterprises Limited.

16	Based on 108,335,894 Ordinary Shares outstanding as of November 21, 2011.

SCHEDULE 13D

CUSIP No. 81941Q203	Page 10 of 16 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Danian Chen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF, PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,156,270 Ordinary Shares 17
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,156,270 Ordinary Shares 17
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,156,270 Ordinary Shares 17
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1% 18
14		TYPE OF REPORTING PERSON (See Instructions) IN

17	Solely as the sole shareholder of Shanda Investment International Ltd.

18	Based on 108,335,894 Ordinary Shares outstanding as of November 21, 2011.

SCHEDULE 13D

CUSIP No. 81941Q203	Page 11 of 16 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Shanda Investment International Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF, PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,156,270 Ordinary Shares 19
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,156,270 Ordinary Shares 19
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,156,270 Ordinary Shares 19
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1% 20
14		TYPE OF REPORTING PERSON (See Instructions) CO

19	Consists of 198,000 Ordinary Shares and 479,135 ADSs.

20	Based on 108,335,894 Ordinary Shares outstanding as of November 21, 2011.

This Amendment No. 1 is being filed jointly by Tianqiao Chen (“Mr. Chen”), Shanda Media Limited (“Shanda Media”), First Step Services Limited (“First Step”), Premium Lead Company Limited (“Premium Lead”), Qian Qian Chrissy Luo (“Ms. Luo”), Silver Rose Investment Limited (“Silver Rose”), Crystal Day Holdings Limited (“Crystal Day”), Fortune Capital Holdings Enterprises Limited (“Fortune Capital”), Danian Chen and Shanda Investment International Ltd. (“Shanda Investment”, together, the “Reporting Persons”).

This Amendment No. 1 amends the Schedule 13D jointly filed with the Securities and Exchange Commission (the “SEC”) on October 24, 2011 (the “Original 13D”) by the Reporting Persons.

Unless otherwise stated herein, the Original 13D remains in full force and effect.  Terms used but not defined herein have the meanings ascribed thereto in the Original 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Pursuant to the Agreement and Plan of Merger, dated as of November 22, 2011 (the “Merger Agreement”), by and among (i) Premium Lead, (ii) New Era Investment Holding Ltd. (“Merger Sub”), an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of Premium Lead, and (iii) the Issuer, upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will be merged with and into the Issuer, with the Issuer continuing as the surviving entity and a wholly-owned subsidiary of Premium Lead (the “Merger”).  A copy of the Merger Agreement is filed as Exhibit 99.6 and is incorporated herein by reference.

The transactions contemplated by the Merger Agreement will be funded through a combination of proceeds from a loan facility in the amount of US$180,000,000 from JPMorgan Chase Bank, N.A., acting through its Singapore branch, cash in the Company and its subsidiaries, and a cash contribution from the Reporting Persons.  A copy of the Facility Agreement, dated as of November 22, 2011 (the “Facility Agreement”), by and among, amongst others, Premium Lead, Merger Sub and JPMorgan Chase Bank, N.A., acting through its Singapore branch is filed as Exhibit 99.7 and is incorporated herein by reference.

Fortune Capital, Crystal Day, and Shanda Investment (collectively, the “Supporting Shareholders”) entered into a Voting and Support Undertaking Letter (the “Voting Undertaking Letter”), dated as of November 22, 2011.  The Voting Undertaking Letter is described in more detail in response to Item 4 hereto, which description is incorporated by reference into this Item 3.  A copy of the Voting Undertaking Letter is filed as Exhibit 99.8 hereto and is incorporated herein by reference.

Item 4.	Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Merger Agreement.

Pursuant to the terms of the Merger Agreement, at the effective time (the “Effective Time”) of the Merger, each Ordinary Share, including Ordinary Shares represented by ADSs, issued and outstanding immediately prior to the Effective Time, other than the Ordinary Shares beneficially owned by the Reporting Persons and the Ordinary Shares as to which appraisal rights are properly exercised under Cayman Islands Companies Law, will be cancelled in exchange for the right to receive US$20.675 (or US$41.35 per ADS) in cash without interest (the “Per Share Merger Consideration”).  In addition, each outstanding option to purchase Ordinary Shares will be cancelled and converted into the right to receive as soon as reasonably practicable after the Effective Time, a cash amount equal to the excess, if any, of the Per Share Merger Consideration over the exercise price payable per Ordinary Share issuable under such option.

At the Effective Time, by virtue of the Merger and without any action on the part of Premium Lead, Merger Sub or the Issuer, each Ordinary Share beneficially owned by the Reporting Persons will automatically be cancelled without any conversion thereof and no payment or distribution will be made with respect thereto and the register of members of the Issuer will be amended accordingly.

The Issuer’s board of directors, acting upon the unanimous recommendation of an independent committee of the board of directors of the Issuer, approved the Merger Agreement and resolved to recommend that the Issuer’s shareholders vote to approve the Merger Agreement and the transactions contemplated by the Merger Agreement.  The independent committee, which is composed solely of directors unrelated to any of Merger Sub, the Reporting Persons or any of the management members of the Issuer, negotiated the terms of the Merger Agreement with the assistance of its financial and legal advisors.

Completion of the Merger is subject to the approval of the Issuer’s shareholders and other customary closing conditions set forth in the Merger Agreement.

At the Effective Time, the memorandum and articles of association of Merger Sub then in effect will be the memorandum and articles of association (the “Articles of Association”) of the Issuer (except that, at the Effective Time, Article I of the Articles of Association will be amended to read as follows:  “The name of the corporation is Shanda Interactive Entertainment Limited”) until thereafter changed or amended as provided therein or by applicable laws.

From and after the Effective Time, unless otherwise determined by Premium Lead prior to the Effective Time, (i) the directors of Merger Sub at the Effective Time will be the directors of the surviving corporation, until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Articles of Association; and (ii) the officers of the Issuer at the Effective Time will be the officers of the surviving corporation, until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Articles of Association.

Following the consummation of the Merger, the Issuer will become a wholly-owned subsidiary of Premium Lead and Premium Lead will seek to cause the ADSs to be delisted from the NASDAQ Global Select Market and deregistered under Section 12 of the Securities Exchange Act of 1934, as amended, as promptly as practicable after the Effective Time.

Voting Undertaking Letter.

Pursuant to the Voting Undertaking Letter, the Supporting Shareholders, who collectively own or are entitled to direct the voting of 15,549,020 Ordinary Shares, which represent approximately 14.4% of the outstanding Ordinary Shares as of November 21, 2011, have agreed (i) to vote (or cause to be voted) their Ordinary Shares in the same manner as Premium Lead in respect of the granting of the shareholder approval in connection with the Merger; (ii) not in any manner to impede, frustrate or prevent the Merger or any other transaction contemplated by the Merger Agreement or change in any manner the voting rights of any class of the Ordinary Shares; (iii) that in accordance with the terms of the Merger Agreement and by virtue of the Merger, the Ordinary Shares that they own will, at the Effective Time, be automatically cancelled without any conversion thereof and no payment or distribution made with respect thereto; (iv) prior to the termination of the Merger Agreement, except as otherwise provided in the Voting Undertaking Letter, not to (a) transfer, assign, sell, gift-over, pledge or otherwise dispose (whether by sale, merger, consolidation, liquidation, dissolution, dividend, distribution or otherwise) of, any Ordinary Shares or right or interest therein (any of the foregoing being hereinafter referred to as a “Transfer”); (b) enter into any contract, option or other agreement, arrangement or understanding or grant any consent with respect to any Transfer of Ordinary Shares; (c) grant any proxy or power-of-attorney with respect to any of the Ordinary Shares owned by the Supporting Shareholders; (d) deposit any of the Ordinary Shares owned by the Supporting Shareholders into a voting trust, or enter into a voting agreement or arrangement with respect to any of such Ordinary Shares; or (e) take any other action that would be inconsistent with, or would restrict, limit or interfere in any material respect with, the performance of the Supporting Shareholders’ abovementioned obligations or the transactions contemplated by the Voting Undertaking Letter; and (v) to waive and agree not to exercise any right of appraisal, right to dissent or other similar right with respect to the Merger.

The foregoing description of the Merger Agreement, the Merger, the Voting Undertaking Letter and the other agreements and transactions related thereto does not purport to be complete and is subject to and qualified in its entirety by reference to the complete text of such documents, which is incorporated by reference in this Schedule 13D/A.

Except as set forth in this Item 4, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the other persons named in Item 2, has any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.  The Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)-(b) The following table sets forth the beneficial ownership of Ordinary Shares of the Issuer for each of the Reporting Persons as of November 21, 2011.

Name	Number of Ordinary Shares	Percentage of Total	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
Tianqiao Chen(1)	60,000,000	55.4%	60,000,000	--	60,000,000	--
Shanda Media (2)	60,000,000	55.4%	60,000,000	--	60,000,000	--
First Step (2)	60,000,000	55.4%	60,000,000	--	60,000,000	--
Premium Lead (2)	60,000,000	55.4%	60,000,000	--	60,000,000	--
Ms. Luo (3)	14,392,750	13.3%	14,392,750	--	14,392,750	--
Silver Rose (3)	11,938,212	11.0%	11,938,212	--	11,938,212
Crystal Day (3)	11,938,212	11.0%	11,938,212	--	11,938,212	--
Fortune Capital (3)	2,454,538	2.3%	2,454,538	--	2,454,538	--
Danian Chen (4)	1,156,270	1.1%	1,156,270	--	1,156,270	--
Shanda Investment (4)	1,156,270	1.1%	1,156,270	--	1,156,270	--

(1)	Represents 60,000,000 Ordinary Shares owned directly by Premium Lead.

(2)
Tianqiao Chen is the sole shareholder of Shanda Media, which owns 60% of First Step.  First Step owns 60% of Premium Lead, which directly owns 60,000,000 Ordinary Shares.  In addition, Tianqiao Chen is a director of First Step and Premium Lead.  Mr. Chen has voting and dispositive control over the Ordinary Shares held by Premium Lead.  Mr. Chen is thereby deemed to have beneficial ownership of such Ordinary Shares.

(3)
Ms. Luo is the sole shareholder of Fortune Capital, which directly owns 1,227,269 ADSs, representing 2,454,538 Ordinary Shares.  Ms. Luo is the sole shareholder of Silver Rose, which in turn is the sole shareholder of Crystal Day, which directly owns 11,938,212 Ordinary Shares, consisting of 7,900 ADSs.  Ms. Luo has voting and dispositive control over the Ordinary Shares held by Fortune Capital and Silver Rose.

(4)
Danian Chen is the sole shareholder of Shanda Investment, which directly owns 1,156,270 Ordinary Shares, consisting of 479,135 ADSs.  Danian Chen has voting and dispositive control over the Ordinary Shares held by Shanda Investment and is thereby deemed to have beneficial ownership of such Ordinary Shares.

(c)
Except as disclosed in Item 6 below, to the best knowledge of each of the Reporting Persons, none of the Reporting Persons has effected any transactions relating to the Ordinary Shares during the past sixty (60) days.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

The descriptions of the Merger Agreement, the Facility Agreement and the Voting Undertaking Letter set forth in Item 3 and Item 4 of this Schedule 13D/A are incorporated herein by reference.

To the best knowledge of the Reporting Persons, except as provided herein and in the Original Schedule 13D, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Issuer.

Item 7.	Materials to be Filed as Exhibits.

Item 7 is hereby supplemented by adding the following exhibit:

Exhibit No.	Description

99.6
Agreement and Plan of Merger, dated November 22, 2011, by and among Premium Lead Company Limited, New Era Investment Holding Ltd. and Shanda Interactive Entertainment Limited, incorporated by reference to Exhibit 99.2 to Form 6-K filed by the Issuer on November 22, 2011.

99.7
Facility Agreement, dated as of November 22, 2011, by and among, amongst others, Premium Lead Company Limited, New Era Investment Holding Ltd. and JPMorgan Chase Bank, N.A., acting through its Singapore branch.

99.8	Voting and Support Undertaking Letter, dated as of November 22, 2011, by and among Fortune Capital Holdings Enterprises Limited, Crystal Day Holdings Limited and Shanda Investment International Ltd.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:

November 23, 2011

TIANQIAO CHEN

By:	/s/ Tianqiao Chen
	Name:	Tianqiao Chen

SHANDA MEDIA LIMITED

By:	/s/ Tianqiao Chen
	Name:	Tianqiao Chen
	Title:	Director

FIRST STEP SERVICES LIMITED

By:	/s/ Tianqiao Chen
	Name:	Tianqiao Chen
	Title:	Director

PREMIUM LEAD COMPANY LIMITED

By:	/s/ Tianqiao Chen
	Name:	Tianqiao Chen
	Title:	Director

QIAN QIAN CHRISSY LUO

By:	/s/ Qian Qian Chrissy Luo
	Name:	Qian Qian Chrissy Luo

SILVER ROSE INVESTMENT LIMITED

By:	/s/ Qian Qian Chrissy Luo
	Name:	Qian Qian Chrissy Luo
	Title:	Director

CRYSTAL DAY HOLDINGS LIMITED

By:	/s/ Qian Qian Chrissy Luo
	Name:	Qian Qian Chrissy Luo
	Title:	Director

[Shanda – 13D/A Signature Page]

FORTUNE CAPITAL HOLDINGS ENTERPRISES LIMITED

By:	/s/ Qian Qian Chrissy Luo
	Name:	Qian Qian Chrissy Luo
	Title:	Director

DANIAN CHEN

By:	/s/ Danian Chen
	Name:	Danian Chen

SHANDA INVESTMENT INTERNATIONAL LTD.

By:	/s/ Danian Chen
	Name:	Danian Chen
	Title:	Director

[Shanda – 13D/A Signature Page]

EXHIBIT INDEX

Exhibit No.	Description

99.6
Agreement and Plan of Merger, dated November 22, 2011, by and among Premium Lead Company Limited, New Era Investment Holding Ltd. and Shanda Interactive Entertainment Limited, incorporated by reference to Exhibit 99.2 to Form 6-K filed by the Issuer on November 22, 2011.

99.7
Facility Agreement, dated as of November 22, 2011, by and among, amongst others, Premium Lead Company Limited, New Era Investment Holding Ltd. and JPMorgan Chase Bank, N.A., acting through its Singapore branch.

99.8	Voting and Support Undertaking Letter, dated as of November 22, 2011, by and among Fortune Capital Holdings Enterprises Limited, Crystal Day Holdings Limited and Shanda Investment International Ltd.